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                      [CHRYSLER CORPORATION LETTERHEAD]

Robert J. Eaton
Chairman and Chief Executive Officer

                                                                       EXHIBIT 9

                                                                    July 6, 1995

Dear Stockholder:

     As you may be aware, Tracinda Corporation, Kirk Kerkorian's holding company, has commenced a tender offer to purchase up to 14 million shares of Chrysler common stock. The number of shares Tracinda seeks to buy is less than 4% of Chrysler's outstanding shares, and would bring Tracinda's holdings to less than 14% of Chrysler's outstanding shares. Including the shares reported by Tracinda as owned by other members of Tracinda's "group," the total would be less than the 15% that would trigger Chrysler's stockholder rights plan.

     Chrysler has neither solicited nor encouraged Mr. Kerkorian's tender offer, and does not endorse his acquisition of additional Chrysler stock. However, because of the small percentage of shares sought by Tracinda, which Tracinda could have bought in the open market without triggering the rights plan, the Board of Directors of Chrysler has determined to take no position with respect to this offer. This is not, and should not be interpreted to be, any indication of the position Chrysler's Board would take with respect to any effort by Tracinda's group to bring its holdings above 15%, or to seek control of Chrysler by any means.

     Your directors are mindful of Mr. Kerkorian's past actions, both with respect to Chrysler and with respect to other companies in which he has acquired shares. These actions lead your Board to be especially vigilant with respect to Mr. Kerkorian's actions and proposals for Chrysler. We are well aware that what's good for Mr. Kerkorian and for other members of Tracinda's "group" isn't necessarily good for Chrysler's other stockholders. We remind stockholders that on April 24, following a detailed review, the Board unanimously determined that Tracinda's April 12 unsolicited proposal to explore a leveraged buyout of Chrysler was not in the best interests of Chrysler or its stockholders, employees, dealers, suppliers or customers.

     Mr. Kerkorian, having withdrawn his earlier unfinanced $55 per share leveraged buyout proposal, now evidently thinks Chrysler shares are a good buy at $50 per share. The price offered by Tracinda is only slightly above the $47.625 price at which Chrysler shares closed on the last trading date before Tracinda announced its offer, and the $49 price at which Chrysler shares closed yesterday. In addition, you should know that, in light of the Board's view of the long-term prospects of Chrysler, none of Chrysler's directors or executive officers intend to tender their shares to Tracinda.
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     Enclosed is a Schedule 14D-9 containing important detailed information relating to the Tracinda offer and the Board's position. We suggest that you read the Schedule 14D-9 carefully.

     We believe Chrysler is well positioned for continued long-term growth. In the near term, the high inventory levels with which we began the second quarter have been reduced, with the help of sales incentives that have affected profit margins. Retail sales of Chrysler vehicles in the month of June were at an all-time high. In the fourth quarter, we expect to be at full North American production capacity for our new minivan, and the short-term effect on earnings from the switch-over to a major new product and from incentivized inventory reduction should then be behind us. Our investment in developing outstanding products is paying off. Our focus is on increasing stockholder value through building and selling great cars and trucks, and returning value to stockholders by dividends and share repurchases consistent with our long-term strategy.

     Our strategic plan has worked to turn the Company around and to build shareholder value, and our plan is on track for the future. Since 1992, we have launched an entirely new array of breakthrough designs, and a multi-billion dollar cost reduction program has transformed Chrysler into the low-cost North American producer in our industry. As a result of major strengthening of the Company's balance sheet, Chrysler has attained its highest credit ratings in over 20 years. We have increased our quarterly dividend four times between December 1993 and May 1995, and believe that our current annual dividend level of $2.00 per share is sustainable within the framework of our long-term strategy and the cyclicality of our industry.

     We are confident that our strategic plan will continue to build long-term value for shareholders. We will not be distracted from that objective.

     We appreciate your continuing support.


                                          On behalf of the Board of Directors,



                                          Bob Eaton